TortoiseEcofin Acquisition Corp. III

5100 W. 115th Place

Leawood, KS 66211

April 14, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	TortoiseEcofin Acquisition Corp. III

Amendment No. 1 to Registration Statement on Form S-1
Filed April 9, 2021
File No. 333-253586

Ladies and Gentlemen:

Set forth below are the responses of TortoiseEcofin Acquisition Corp. III (the “Company,” “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 13, 2021, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1, File No. 333-253586, filed with the Commission on April 9, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 2 to the Registration Statement (the “Amendment”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Amendment unless otherwise specified. All capitalized terms not otherwise defined herein shall have the meaning assigned to them in the Amendment.

Amendment No. 1 to Registration Statement on Form S-1 filed April 9, 2021

Directed Shares Program, page 149

1.	We note that you have reserved shares of your Class A ordinary shares to be sold to “certain members of Tortoise” pursuant to your Directed Shares Program. Please revise to describe with more specificity, who the “certain members of Tortoise” are and whether the shares to be offered pursuant to the Directed Shares Program will be subject to lock-up agreements. Also, please file a revised form of underwriting agreement that accounts for the Directed Shares Program, or tell us why you are not required to do so.

RESPONSE: The Company respectfully advises the Staff that the Company has eliminated the Directed Shares Program and has revised the Amendment to remove all disclosure related to the Directed Shares Program. As a result, the Company will not file a revised form of underwriting agreement with the Amendment.

* * * * *

Securities and Exchange Commission

April 14, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Brenda K. Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133.

Very truly yours,

TORTOISEECOFIN ACQUISITION CORP. III

By:	/s/ Vincent T. Cubbage
Name: Title:	Vincent T. Cubbage Chief Executive Officer

Enclosures

cc:	Brenda K. Lenahan, Vinson & Elkins L.L.P.